Marex Group Limited announces second quarter 2026 results
NEW YORK, August 12, 2026 (GLOBE NEWSWIRE) – Marex Group Limited (‘Marex’ or the ‘Group’; Nasdaq: MRX) a diversified global financial services platform providing market access, infrastructure services and essential liquidity to clients across commodities and financial markets, today reported the Group’s preliminary unaudited financial results for the second quarter ('Q2 2026').

Ian Lowitt, Group Chief Executive Officer, stated, “We delivered record first half revenue and profitability, with Adjusted Profit Before Tax1 for the first six months of 2026 of $318.6m. We had a record second quarter with Adjusted Profit Before Tax1 of $165.9m, beating our strong performance in the first quarter. We are executing on our strategic plan to create a firm that can grow sustainably across a range of market environments. In every quarter since the IPO and in all but one quarter in the last five years, we've increased Adjusted Profit Before Tax1 from the year-earlier period. This growth trajectory has been achieved through a range of market environments as Marex's underlying structural growth has offset cyclical factors. In the second quarter we continued to expand margins, improving our Adjusted Profit Before Tax Margin1 by 250 basis points to 23.8%, reflecting the increasing contribution from higher-margin, infrastructure-intensive businesses. Our success in broadening and deepening our franchise has enabled us to increase the business we do with our largest clients and made us more attractive to a broader set of clients. This, combined with our diversified platform, our culture and increasing levels of profitability from our recent acquisitions and healthy pipeline of future acquisitions, adds to our confidence about our ability to grow."

Financial and Operational Highlights
Half-year 2026 (H1 2026) performance

Revenue	Adjusted Profit Before Tax[1]	Profit After Tax[3]	Basic EPS[3]
$1,388.1m	$318.6m	$267.7m	$3.61
+43%	+57%	+79%	+80%
H1 2025: $967.4m	H1 2025: $202.7m	H1 2025: $149.2m	H1 2025: $2.01
•Record first half revenue and profitability, Adjusted Profit Before Tax1 increasing 57% to $318.6m reflecting the continued structural growth of the franchise. Profit after Tax included a $35.1m gain on disposal of Winterflood's custody business
•Revenue growth across all business segments, driven by continued success in broadening and deepening client relationships across the platform, with 77 clients now generating more than $5m of annualized revenue
•Continued margin expansion, with Adjusted Profit Before Tax margin1 increasing 200 bps to 23.0% (H1 2025: 21.0%) reflecting the increasing contribution from higher-margin, infrastructure-intensive businesses
•Basic EPS3 increased 80% to $3.61, and on a trailing 12-month basis was $5.72
Q2 2026 performance

Revenue	Adjusted Profit Before Tax[1]	Profit After Tax[3]	Basic EPS[3]
$695.8m	$165.9m	$155.3m	$2.09
+39%	+56%	+102%	+103%
Q2 2025: $500.1m	Q2 2025: $106.4m	Q2 2025: $76.7m	Q2 2025: $1.03
•Record second quarter revenue and profitability, continuing Marex's track record of year-on-year Adjusted Profit Before Tax1 growth in every quarter since IPO, demonstrating the increased earnings power of Marex's diversified platform
•Adjusted Profit Before Tax1 increased 56% to $165.9m (Q2 2025: $106.4m), and increased 9% on the very strong first quarter. Adjusted Profit Before Tax margin1 expanded to 23.8% (Q2 2025: 21.3%), reflecting the increasing contribution from higher-margin, infrastructure-intensive businesses
•Revenue growth across all business segments, with revenue increasing 39% to $695.8m (Q2 2025: $500.1m)
–Clearing increased 16% to $161.3 million, benefiting from record average client balances, driven by new client wins and expanding relationships with existing clients, alongside higher margin requirements
–Agency and Execution increased 35% to $351.0 million, driven by continued momentum across Prime Services, FX and Equities, partially offset by lower Energy revenues
–Market Making increased 106% to $118.2 million, reflecting broad-based growth across asset classes and the continued successful integration of Winterflood
–Hedging and Investment Solutions increased 74% to $71.0 million, reflecting strong growth across both Financial Products and Hedging Solutions, supported by continued client demand and prior platform investment

Financial and Operational Highlights continued
Strategic Execution
•Completed the Group's redomiciliation to Bermuda on 1 July 2026, aligning the corporate structure with Marex's international business and supporting the next phase of growth
•Issued $500m of hybrid capital and $500m of senior unsecured notes, increasing equity and liquidity available to support client activity and future growth
•Announced the acquisition of Bright Point and completed the acquisition of Levmet and Webb Traders, expanding capabilities across Clearing in Asia, physical commodities and equity derivatives in Europe
•Completed the sale of the Winterflood custody business, generating a pre-tax gain of approximately $35 million

Financial Highlights ($m)	Q2 2026	Q2 2025	Change	H1 2026	H1 2025	Change
Revenue	695.8	500.1	39%	1,388.1	967.4	43%
Profit After Tax	155.3	76.7	102%	267.7	149.2	79%
Profit After Tax Margin (%)	22.3%	15.3%	700 bps	19.3%	15.4%	390 bps
Profit Before Tax[2] from Continuing Operations	158.2	103.6	53%	308.0	201.6	53%
Profit Before Tax[2] Margin (%)	22.7%	20.7%	200 bps	22.2%	20.8%	140 bps
Profit After Tax[2] from Continuing Operations	119.9	76.7	56%	232.2	149.2	56%
Profit After Tax[2] Margin from Continuing Operations (%)	17.2%	15.3%	190 bps	16.7%	15.4%	130 bps
Return on Equity (%)	37.5%	28.4%	910 bps	34.8%	28.6%	620 bps
Basic Earnings per Share[3] ($)	2.09	1.03	103%	3.61	2.01	80%
Diluted Earnings per Share[3] ($)	1.99	0.98	103%	3.43	1.91	80%

Adjusted Profit Before Tax[1]	165.9	106.4	56%	318.6	202.7	57%
Adjusted Profit Before Tax Margin[1]	23.8%	21.3%	250 bps	23.0%	21.0%	200 bps
Adjusted Profit after Tax Attributable to Common Equity[1]	124.0	77.0	61%	236.9	145.3	63%
Adjusted Return on Equity (%)[1]	37.8%	31.4%	640 bps	37.5%	30.7%	680 bps
Average Common Equity	1,310.9	981.1	34%	1,262.9	946.4	33%
Adjusted Basic Earnings per Share ($)[1]	1.72	1.08	59%	3.29	2.05	60%
Adjusted Diluted Earnings per Share ($)[1]	1.64	1.02	61%	3.13	1.95	61%
1. These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such non-IFRS measure to its most directly comparable IFRS measure.
2. Represents results from Continuing Operations.
3. Includes the impact of discontinued operations. Discontinued operations comprised a $35.1m gain on disposal of the Winterflood custody business and $0.3m of profit after tax generated in Q2 2026 (Q2 2025: $nil) and $0.4m for H1 2026 (H1 2025: $nil).
Basis of Preparation
As outlined above, effective July 1 2026, the Marex Group (the "Group") completed its redomiciliation from England and Wales to Bermuda, and the Marex Group Limited became the ultimate parent holding company of the Group pursuant to a statutory scheme of arrangement under English law.
Prior to July 1, 2026, the Group's parent company was Marex Group plc, a public limited company incorporated in England and Wales with its registered office at 155 Bishopsgate, London EC2M 3TQ, United Kingdom. The consolidated financial results presented in this press release, which reflect the Group’s financial performance for the first six months of the fiscal year 2026, are therefore the consolidated financial results of Marex Group plc and not Marex Group Limited.

Conference Call Information:
Marex’s management will host a conference call to discuss the Group's financial results today, August 12, 2026, at 9am Eastern Time. A live webcast of the call can be accessed from Marex’s Investor Relations website. An archived version will be available on the website after the call. To participate in the Conference Call, please register at the link here:
https://events.q4inc.com/attendee/240823774
Enquiries please contact:
Marex
Investors – Adam Strachan
+1 914 200 2508 / astrachan@marex.com
Media – Nicola Ratchford, Marex / FTI Consulting US / UK
+44 7786 548 889 / nratchford@marex.com / +1 716 525 7239 / +44 7976 870 961 | marex@fticonsulting.com

Financial Review
The following table presents summary financial results and other data as of the dates and for the periods indicated:
Summary Financial Results

	Q2 2026	Q2 2025		H1 2026	H1 2025
	$m	$m	Change	$m	$m	Change
Net commission income	252.1	257.1	(2)%	547.8	507.8	8%
Net trading income	394.8	203.3	94%	727.1	362.4	101%
Net interest income	29.7	34.6	(14)%	70.6	88.0	(20)%
Net physical commodities income	19.2	5.1	276%	42.6	9.2	363%
Revenue	695.8	500.1	39%	1,388.1	967.4	43%

Expenses
Compensation and benefits	(404.1)	(305.9)	32%	(824.9)	(597.6)	38%
Depreciation and amortization	(11.4)	(8.6)	33%	(23.1)	(16.5)	40%
Other expenses	(122.8)	(83.7)	47%	(229.5)	(157.5)	46%
Total expenses[3]	(538.3)	(398.2)	35%	(1,077.5)	(771.6)	40%

Net provision for credit losses	(1.8)	(1.1)	64%	(8.8)	(1.1)	700%
Bargain purchase gain on acquisitions	–	0.2	n.m.[2]	–	3.6	n.m.[2]
Other income	2.5	2.6	(4)%	6.2	3.3	88%
Profit before tax from continuing operations	158.2	103.6	53%	308.0	201.6	53%
Tax	(38.3)	(26.9)	42%	(75.8)	(52.4)	45%
Profit after tax from continuing operations	119.9	76.7	56%	232.2	149.2	56%
Gain on sale of discontinued operations[4]	35.4	–	n.m.[2]	35.5	–	n.m.[2]
Profit After Tax	155.3	76.7	102%	267.7	149.2	79%

Reconciliation to Adjusted Profit Before Tax¹:
Profit After Tax	155.3	76.7	102%	267.7	149.2	79%
Gain on sale of discontinued operations[4]	(35.4)	–	n.m.[2]	(35.5)	–	n.m.[2]
Profit after tax from continuing operations	119.9	76.7	56%	232.2	149.2	56%
Tax	38.3	26.9	42%	75.8	52.4	45%
Profit before tax from continuing operations	158.2	103.6	53%	308.0	201.6	53%
Bargain purchase gains	–	(0.2)	n.m.[2]	–	(3.6)	n.m.[2]
Amortization of acquired brands and customer lists	2.4	1.7	41%	5.3	3.0	77%
Owner fees	–	–	n.m.[2]	–	0.4	(100)%
Public offering of ordinary shares	–	1.3	n.m.[2]	–	1.3	(100)%
Merger and acquisition costs	1.5	–	n.m.[2]	1.5	–	n.m.[2]
Redomiciliation costs	3.8	–	n.m.[2]	3.8	–	n.m.[2]
Adjusting items	7.7	2.8	175%	10.6	1.1	864%
Adjusted Profit Before Tax[1]	165.9	106.4	56%	318.6	202.7	57%
1. These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such non-IFRS measure to its most directly comparable IFRS measure.
2. n.m. = not meaningful as a percentage.
3. Compensation and benefits and other expenses are analyzed between Front Office and Control & Support. Total Front Office Costs for the Group for Q2 2026 are $(359.8)m (Q2 2025: $(272.2)m) and Control and Support Costs for the Group for Q2 2026 are $(161.6)m (Q2 2025: $(116.0)m). Total Front Office Costs for the Group for H1 2026 are $(734.1)m (H1 2025: $(530.6)m) and Control and Support Costs for the Group for H1 2026 are $(314.8)m (H1 2025: $(222.8)m). Certain expenses are considered non-operating in nature and are excluded from Adjusted Profit Before Tax. Refer to Appendix 1 for further detail on the Group’s Non-IFRS measures.
4. Discontinued operations comprised a $35.1m gain on disposal of the Winterflood custody business and $0.3m of profit after tax generated in Q2 2026 (Q2 2025: $nil) and $0.4m for H1 2026 (H1 2025: $nil).

Financial Review continued
Summary Financial Results continued
Group Headcount
The following table provides a breakdown of Front Office and Control and Support Headcount:

Average Full Time Equivalent ("FTE") headcount[1]	Q2 2026	Q2 2025	Change	H1 2026	H1 2025	Change
Front office	1,698	1,318	29%	1,667	1,301	28%
Control and support	1,666	1,259	32%	1,680	1,221	38%
Total[2]	3,364	2,577	31%	3,347	2,522	33%
1.    For analysis purposes, average headcount is used in the performance commentary outlined below.
2. Headcount table represents headcount for continuing operations and FTE associated with the Group's discontinued operation have been excluded for comparability.

Performance for Q2 2026
Revenue increased by $195.7m to a record $695.8m (Q2 2025: $500.1m), growing 39% year-on-year and an increase of $3.5m from the previous record quarter in Q1 2026. Growth was broad-based across all four business segments, demonstrating continued momentum across the Group’s diversified platform.
Net trading income increased by $191.5m to $394.8m (Q2 2025: $203.3m), driven by Agency and Execution (+$106.9m), Market Making (+$43.7m) and Hedging and Investment Solutions (+$37.7m). Agency and Execution benefited from continued momentum across Prime, FX and Equities. Market Making benefited from stronger performance across Metals and Energy, together with the contribution from Winterflood within Securities following completion of the acquisition in December 2025. Hedging and Investment Solutions benefited from increased client activity and continued strength in structured products.
Net commission income decreased by $5.0m to $252.1m (Q2 2025: $257.1m), principally reflecting lower Energy activity in Agency and Execution as market volumes and client demand moderated.
Net physical commodities income increased by $14.1m to $19.2m (Q2 2025: $5.1m), primarily reflecting a stronger performance in physical recycled metals within Market Making, supported by higher client demand and activity.
Net interest income decreased by $4.9m to $29.7m (Q2 2025: $34.6m). Interest income grew, reflecting higher average balances of $24.8bn (Q2 2025: $18.0bn), which more than offset a 70 bps reduction in the average Fed Funds rate. However, higher interest expense associated with the Group’s two $500m senior debt issuances, completed in May 2025 and April 2026, together with increased structured note issuance in Hedging and Investment Solutions, more than offset the increase in interest income.
Total expenses increased by $140.1m to $538.3m (Q2 2025: $398.2m), reflecting higher performance-related compensation following the strong revenue performance, continued investment in technology and infrastructure and the impact of acquisitions completed since the prior-year period, principally Hamilton Court, Winterflood and Levmet.
Compensation and benefits increased by $98.2m to $404.1m (Q2 2025: $305.9m), reflecting higher performance-related compensation and a larger workforce. Average FTE headcount increased by 31% to 3,364 (Q2 2025: 2,577), reflecting acquisitions and continued investment in front office and control and support capabilities.
Other expenses increased by $39.1m to $122.8m (Q2 2025: $83.7m), driven by the impact of acquisitions, continued investment in technology and infrastructure, and higher professional fees.
Profit Before Tax from Continuing Operations increased by $54.6m to $158.2m (Q2 2025: $103.6m), with the margin increasing to 22.7% (Q2 2025: 20.7%). The improvement reflected strong revenue growth and an increased contribution from higher-margin businesses, which more than offset higher performance-related compensation and continued investment in the business.
Profit After Tax increased by $78.6m to $155.3m (Q2 2025: $76.7m), including $35.4m from discontinued operations, comprising a $35.1m gain on the disposal of the Winterflood custody business and a $0.3m of profit after tax generated prior to completion of the sale in June 2026.
Adjusting items totalled $7.7m in Q2 2026 (Q2 2025: $2.8m), comprising $2.4m of amortization of acquired brands and customer lists, $1.5m of professional advisory and legal fees in relation to M&A activity and $3.8m of redomiciliation costs.
Adjusted Profit Before Tax¹ increased by $59.5m to a record $165.9m (Q2 2025: $106.4m), representing growth of 56% year-on-year and an increase of $13.2m from Q1 2026, the previous record quarter. Adjusted Profit Before Tax Margin¹ increased to 23.8% (Q2 2025: 21.3%), reflecting strong revenue growth and the increased contribution from higher-margin, infrastructure-intensive businesses.

Financial Review continued
Summary Financial Results continued
Performance for H1 2026
Revenue increased by $420.7m to a record $1,388.1m (H1 2025: $967.4m), representing growth of 43% year-on-year. The first half comprised two record quarters delivered in different market environments. Q1 benefited from exceptional market activity and volatility, while Q2 delivered a further record despite more moderated market conditions, supported by sequential growth in Agency and Execution and Clearing.
Net trading income more than doubled, increasing by $364.7m to $727.1m (H1 2025: $362.4m), driven by Agency and Execution, Market Making and Hedging and Investment Solutions. Net commission income increased by $40.0m to $547.8m (H1 2025: $507.8m), driven by Clearing and Agency and Execution, particularly Equities, partially offset by lower Energy activity in Agency and Execution during the second quarter.
Net interest income decreased by $17.4m to $70.6m (H1 2025: $88.0m). Interest income grew, reflecting higher average balances of $23.5bn (H1 2025: $17.6bn), which more than offset a 70 bps reduction in the average Fed Funds rate. However, higher interest expense related to the Group’s two $500m senior debt issuances, completed in May 2025 and April 2026, together with increased structured note issuance in Hedging and Investment Solutions, brought net interest income lower overall.
Total expenses increased by $305.9m to $1,077.5m (H1 2025: $771.6m), reflecting higher performance-related compensation following the strong revenue performance, continued investment in technology and infrastructure and the impact of recent acquisitions, principally Aarna, Hamilton Court, Agrinvest, Winterflood and Levmet. Average FTE headcount increased by 33% to 3,347 (H1 2025: 2,522).
Profit Before Tax from Continuing Operations increased by $106.4m to $308.0m (H1 2025: $201.6m), with the margin increasing to 22.2% (H1 2025: 20.8%). The improvement reflected strong revenue growth and an increased contribution from higher-margin businesses.
Adjusting items totalled $10.6m in H1 2026 (H1 2025: $1.1m), comprising amortization of acquired brands and customer lists, costs in relation to M&A activity and redomiciliation costs. Adjusted Profit Before Tax¹ increased by $115.9m to a record $318.6m (H1 2025: $202.7m), representing growth of 57% year-on-year. Adjusted Profit Before Tax Margin¹ increased to 23.0% (H1 2025: 21.0%), reflecting strong revenue growth and the increased contribution from higher-margin, infrastructure-intensive businesses.
1.These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such non-IFRS measure to its most directly comparable IFRS measure.

Net interest income1

	Q2 2026	Q2 2025	Change	H1 2026	H1 2025	Change
Average Fed Funds %	3.6%	4.3%	(70) bps	3.6%	4.3%	(70) bps
Average balances ($bn)[2]	24.8	18.0	6.8	23.5	17.6	5.9
Interest Income ($m)	205.7	181.4	24.3	401.7	360.2	41.5
Interest paid out ($m)	(80.9)	(68.2)	(12.7)	(149.8)	(127.7)	(22.1)
Interest on balances ($m)	124.8	113.2	11.6	251.9	232.5	19.4
Net Yield on balances %	2.0%	2.5%	(50) bps	2.1%	2.3%	(20) bps
Average notional debt securities ($bn)	(7.1)	(4.9)	(2.2)	(6.7)	(4.5)	(2.2)
Yield %	5.4%	6.5%	(110) bps	5.5%	6.5%	(100) bps
Interest expense ($m)	(95.1)	(78.6)	(16.5)	(181.3)	(144.5)	(36.8)
Net Interest Income ($m)	29.7	34.6	(4.9)	70.6	88.0	(17.4)
1.The interest income and interest expense amounts are presented net of certain elements which are presented gross within the IFRS Consolidated Income Statement. See Appendix 3 for period ended June 30, 2026.
2.Average balances are calculated using an average of the daily holdings in exchanges, banks and other investments over the period.

Financial Review continued
Segmental performance
Clearing
Marex provides Clearing services across the full range of commodity and financial markets. We act as principal for our clients and provide direct access to more than 60 exchanges globally.
Performance for Q2 2026
Revenue increased by $22.5m to $161.3m (Q2 2025: $138.8m), driven primarily by higher net interest income from increased average client balances.
Net commission income increased marginally by $0.9m to $72.4m (Q2 2025: $71.5m), while the prior-year period benefited from elevated client activity following the April 2025 tariff announcements.
Net interest income increased by $18.4m to $77.5m (Q2 2025: $59.1m), driven by record average client balances of $19.1bn (Q2 2025: $12.8bn). Balance growth reflected structural growth from existing and new clients, alongside increased activity from some of our larger trading clients and higher margin requirements. This more than offset the 70 bps reduction in average Fed Funds rates year-on-year.
Net trading income increased by $3.2m to $11.4m (Q2 2025: $8.2m), reflecting strong performance across the segment.
Adjusted Profit Before Tax¹ increased by $8.7m to $79.2m (Q2 2025: $70.5m). Adjusted Profit Before Tax Margin¹ decreased to 49.1% in Q2 2026 (Q2 2025: 50.8%). Front office costs increased by $11.0m to $56.3m (Q2 2025: $45.3m), due to higher performance-related pay and a larger front office workforce. Average front office headcount increased to 294 (Q2 2025: 279), reflecting continued investment in geographic expansion and product capabilities.
Performance for H1 2026
Revenue increased by $40.5m to $298.5m (H1 2025: $258.0m), driven by higher net commission income and net interest income, partially offset by the impact of the client default in the first quarter.
Net commission income increased by $21.2m to $160.5m (H1 2025: $139.3m), reflecting heightened client activity and volatility during the first quarter, particularly across Energy and Metals, together with continued client onboarding and growth across Asia and the Middle East. Activity moderated during the second quarter, following the exceptional levels experienced in Q1 2026.
Net interest income increased by $37.5m to $145.0m (H1 2025: $107.5m), reflecting higher average client balances of $17.6bn (H1 2025: $12.4bn). The increase reflected structural growth in balances from existing and new clients, alongside increased activity from some of our larger trading clients and higher margin requirements, more than offsetting lower average Fed Funds rates.
Net trading income decreased by $18.2m to a loss of $7.0m (H1 2025: $11.2m). This includes the impact of a default from a natural gas client, recognized across both trading income ($28.2m) and credit loss provisions ($5.7m). The loss arose from an idiosyncratic event during a period of exceptional volatility. The impact of the default was partly offset by lower performance-related compensation across the front office and control and support functions.
Adjusted Profit Before Tax¹ increased by $10.1m to $137.2m (H1 2025: $127.1m), with Adjusted Profit Before Tax Margin¹ decreasing to 46.0% (H1 2025: 49.3%) primarily reflecting the impact of the client default.

	Q2 2026	Q2 2025		H1 2026	H1 2025
	$m	$m	Change	$m	$m	Change
Net commission income	72.4	71.5	1%	160.5	139.3	15%
Net interest income	77.5	59.1	31%	145.0	107.5	35%
Net trading income	11.4	8.2	39%	(7.0)	11.2	(163)%
Revenue	161.3	138.8	16%	298.5	258.0	16%
Front office costs	(56.3)	(45.3)	24%	(105.8)	(87.5)	21%
Control and support costs	(24.5)	(22.3)	10%	(47.3)	(42.6)	11%
Recovery/(Provision) of credit losses	(1.2)	(0.6)	100%	(8.0)	(0.6)	1,233%
Depreciation and amortization	(0.1)	(0.1)	–%	(0.2)	(0.2)	–%
Other income	–	–	n.m.[3]	–	–	n.m.[3]
Adjusted Profit Before Tax ($m)[1]	79.2	70.5	12%	137.2	127.1	8%
Adjusted Profit Before Tax Margin[1]	49.1%	50.8%	(170) bps	46.0%	49.3%	(330) bps
Front office headcount (No.)[2]	294	279	5%	289	276	5%
Clearing client balances (average) ($bn)[4]	19.1	12.8	49%	17.6	12.4	42%
1.These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such non-IFRS measure to its most directly comparable IFRS measure.
2.The headcount is the average for the period.
3.n.m. = not meaningful as a percentage.
4.Clearing client balances represent the average daily balances placed by clients and held by Marex.

Financial Review continued
Segmental performance continued
Clearing continued

	12 months ended	12 months ended
Key Performance Indicators	H1 2026	H1 2025	Change
Marex contracts cleared (m)	1,320	1,247	6%
Market volumes (m)[1]	12,945	12,247	6%
1.“Market Volumes” are calculated as futures and options traded and/or cleared on Marex key exchanges (CBOT, CME, Eurex, Euronext, ICE, LME, NYMEX, COMEX, SGX).

Financial Review continued
Segmental performance continued
Agency and Execution
Agency and Execution provides essential liquidity and execution services to our clients primarily in the energy and financial securities markets.
Our Securities division provides essential liquidity and risk management solutions to clients across global financial markets. Leveraging our international network, we connect buyers and sellers in equities, credit, financing, foreign exchange (FX), and rates, enabling efficient price discovery and tailored hedging strategies. Through our Prime business we also deliver comprehensive solutions for institutional clients, including clearing, custody, capital introduction, portfolio financing, and outsourced trading.
Our Energy division provides essential liquidity to clients by connecting buyers and sellers in the energy markets. We have leading positions in many of the markets we operate in, including key gas and power markets in Europe; environmental and crude markets in North America; and oil products globally. We achieve this through the breadth and depth of the services we offer to customers, including market intelligence for each product we transact in, based on the extensive knowledge and experience of our teams.
Performance for Q2 2026
Revenue increased by $90.2m to $351.0m (Q2 2025: $260.8m), driven by continued momentum across Securities, partially offset by lower Energy revenue.
Securities revenue increased by $113.9m to a record $282.5m (Q2 2025: $168.6m), reflecting strong growth across Prime, FX and Equities. Prime revenue increased by $58.9m to a record $120.0m (Q2 2025: $61.1m), supported by strong client demand, deeper institutional relationships and continued momentum in securities-based swaps. FX revenue increased by $43.7m to $51.5m (Q2 2025: $7.8m), primarily reflecting the contribution from Hamilton Court following completion of the acquisition in July 2025. Equities revenue increased by $17.4m to $67.6m (Q2 2025: $50.2m), driven by client growth and continued momentum across equity derivatives and securities financing. This growth was partially offset by lower Credit revenue, reflecting lower client activity and transaction volumes in a subdued credit market, while Rates revenue was broadly stable.
Energy revenue decreased by $27.4m to $64.6m (Q2 2025: $92.0m), reflecting lower market volumes and client activity as conditions normalized from the record levels experienced in Q1 2026, with exchange based volumes also impacted by the ongoing conflict in the Middle East. The prior-year period benefited from heightened activity and significant volumes across the larger desks following the April 2025 tariff announcements.
Adjusted Profit Before Tax¹ increased by $47.9m to $116.9m (Q2 2025: $69.0m), with Adjusted Profit Before Tax Margin¹ increasing to 33.3% (Q2 2025: 26.5%). The improvement reflected strong revenue growth and a favorable shift in business mix towards higher-margin Securities activities, particularly Prime. Average front office headcount increased to 905 (Q2 2025: 677), reflecting the addition of Hamilton Court alongside continued investment in new trading desks and capabilities.
Performance for H1 2026
Revenue increased by $173.0m to $673.3m (H1 2025: $500.3m), driven by strong growth across Securities, partially offset by lower Energy revenue.
Securities revenue increased by $176.6m to $496.2m (H1 2025: $319.6m). Prime revenue increased by $80.5m to $194.4m (H1 2025: $113.9m), supported by strong client demand and continued momentum in securities-based swaps. FX revenue increased by $69.2m to $83.2m (H1 2025: $14.0m), primarily reflecting the contribution from Hamilton Court. Equities revenue increased by $30.9m to $130.4m (H1 2025: $99.5m), driven by market share gains. Rates revenue increased by $5.5m to $65.3m (H1 2025: $59.8m), partially offset by a $10.6m decrease in Credit revenue to $22.5m (H1 2025: $33.1m).
Energy revenue decreased by $9.9m to $170.3m (H1 2025: $180.2m), with record performance in Q1 2026 more than offset by lower market activity and volumes in the second quarter.
Adjusted Profit Before Tax¹ increased by $82.4m to $208.1m (H1 2025: $125.7m), with Adjusted Profit Before Tax Margin¹ increasing to 30.9% (H1 2025: 25.1%) driven by the greater contribution from higher-margin Securities activities, particularly Prime. Average front office headcount increased to 891 (H1 2025: 673), reflecting the addition of Hamilton Court and continued investment in new capabilities.

Financial Review continued
Segmental performance continued
Agency and Execution continued

	Q2 2026	Q2 2025		H1 2026	H1 2025
	$m	$m	Change	$m	$m	Change
Equities	67.6	50.2	35%	130.4	99.5	31%
Rates	31.1	31.4	(1)%	65.3	59.8	9%
Credit	11.9	18.7	(36)%	22.5	33.1	(32)%
FX	51.5	7.8	560%	83.2	14.0	494%
Prime	120.0	61.1	96%	194.4	113.9	71%
Other securities	0.4	(0.6)	n.m.[3]	0.4	(0.7)	n.m.[3]
Securities	282.5	168.6	68%	496.2	319.6	55%
Energy	64.6	92.0	(30)%	170.3	180.2	(5)%
Other	3.9	0.2	1,850%	6.8	0.5	1,260%
Revenue	351.0	260.8	35%	673.3	500.3	35%
Front office costs	(206.7)	(168.9)	22%	(411.3)	(330.6)	24%
Control and support costs	(29.0)	(22.3)	30%	(55.7)	(43.3)	29%
Recovery/(Provision) of credit losses	(0.6)	(0.6)	–%	(0.7)	(0.6)	17%
Depreciation and amortization	(0.1)	(0.2)	(50)%	(0.2)	(0.3)	(33)%
Other income	2.3	0.2	n.m.[3]	2.7	0.2	n.m.[3]
Adjusted Profit Before Tax ($m)[1]	116.9	69.0	69%	208.1	125.7	66%
Adjusted Profit Before Tax Margin[1]	33.3%	26.5%	680 bps	30.9%	25.1%	580 bps
Front office headcount (No.)[2]	905	677	34%	891	673	32%
1.These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such non-IFRS measure to its most directly comparable IFRS measure.
2.    The headcount is the average for the period.
3. n.m. = not meaningful as a percentage.

	12 months ended	12 months ended
Key Performance Indicators	H1 2026	H1 2025	Change
Marex volumes: Energy (m)[1]	23	22	6%
Marex volumes: Securities (m)[2]	352	311	13%
1.We have refined the Marex volumes data for Energy to better reflect trading activity in the business. Prior year comparatives have been revised for comparability.
2.Volumes represent only a portion of Marex’s securities revenue, primarily volumes linked to exchange-traded derivatives. This measure excludes contributions from our prime business, securities lending, FX, repo and credit.

Financial Review continued
Segmental performance continued
Market Making
Our Market Making business provides direct liquidity to our clients across a variety of products in the Energy, Metals, Securities and Agriculture markets.
Performance for Q2 2026
Revenue increased by $60.8m to $118.2m (Q2 2025: $57.4m), reflecting broad based growth across all asset classes. Market conditions were more normalized than in Q1 2026 but client activity remained healthy and significantly above Q2 2025.
Metals revenue increased by $24.5m to $65.7m (Q2 2025: $41.2m), driven by diversified client activity across base, precious and recycled metals, as developments in the Middle East created favorable trading opportunities during the quarter.
Securities revenue increased by $24.4m to $29.8m (Q2 2025: $5.4m), primarily reflecting the inclusion of Winterflood following the completion of its acquisition in December 2025, which continued to perform strongly.
Energy revenue increased by $4.1m to $15.0m (Q2 2025: $10.9m), supported by continued client hedging demand and trading opportunities, particularly in crude oil markets.
Agriculture revenue increased by $7.8m to $7.7m (Q2 2025: loss of $0.1m), reflecting a more stable performance across the business compared with a challenging market environment in the prior-year period.
Adjusted Profit Before Tax¹ increased by $26.4m to $44.6m (Q2 2025: $18.2m). Adjusted Profit Before Tax Margin¹ increased to 37.7% (Q2 2025: 31.7%), reflecting revenue growth significantly outpacing the increase in costs. Front office costs increased by $28.6m to $61.2m (Q2 2025: $32.6m), principally reflecting higher performance-related pay and the cost of a larger front office workforce. Average front office headcount increased to 269 (Q2 2025: 158), primarily reflecting the inclusion of Winterflood and Levmet alongside continued investment in the business.
Performance for H1 2026
Revenue increased by $147.5m to $257.8m (H1 2025: $110.3m), reflecting broad-based growth across all asset classes.
Metals revenue increased by $66.3m to $130.2m (H1 2025: $63.9m), representing the largest contributor to growth. Q1 benefited from heightened market volatility, while Q2 performance was supported by continued diversified client activity across base, precious and recycled metals under more normalized market conditions.
Securities revenue increased by $42.7m to $62.5m (H1 2025: $19.8m), primarily reflecting the inclusion of Winterflood following completion of its acquisition in December 2025, which continued to perform strongly.
Energy revenue increased by $27.5m to $47.0m (H1 2025: $19.5m). Performance was particularly strong in Q1 2026, when developments in the Middle East generated heightened volatility and client hedging activity. Q2 conditions were more normalized, although client activity remained above the prior-year period.
Agriculture revenue increased by $11.0m to $18.1m (H1 2025: $7.1m), reflecting a more stable performance and improved trading conditions compared with the prior-year period.
Adjusted Profit Before Tax¹ increased by $65.4m to $100.4m (H1 2025: $35.0m). Adjusted Profit Before Tax Margin¹ increased to 38.9% (H1 2025: 31.7%), reflecting revenue growth significantly outpacing the increase in costs. Front office costs increased by $70.3m to $131.8m (H1 2025: $61.5m), principally reflecting higher performance-related pay and the cost of a larger front office workforce. Average front office headcount increased to 264 (H1 2025: 152), primarily reflecting the inclusion of Winterflood and continued investment across the business.

Financial Review continued
Segmental performance continued
Market Making continued

	Q2 2026	Q2 2025		H1 2026	H1 2025
	$m	$m	Change	$m	$m	Change
Metals	65.7	41.2	59%	130.2	63.9	104%
Agriculture	7.7	(0.1)	n.m.[3]	18.1	7.1	155%
Energy	15.0	10.9	38%	47.0	19.5	141%
Securities	29.8	5.4	452%	62.5	19.8	216%
Revenue	118.2	57.4	106%	257.8	110.3	134%
Front office costs	(61.2)	(32.6)	88%	(131.8)	(61.5)	114%
Control and support costs	(11.7)	(6.5)	80%	(23.9)	(13.6)	76%
Recovery/(Provision) of credit losses	–	–	n.m.[3]	(0.2)	–	n.m.[3]
Depreciation and amortization	(0.8)	(0.1)	700%	(1.7)	(0.2)	750%
Other income	0.1	–	n.m.[3]	0.2	–	n.m.[3]
Adjusted Profit Before Tax ($m)[1]	44.6	18.2	145%	100.4	35.0	187%
Adjusted Profit Before Tax Margin[1]	37.7%	31.7%	600 bps	38.9%	31.7%	720 bps
Front office headcount (No.)[2]	269	158	70%	264	152	74%
1.    These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such non-IFRS measure to its most directly comparable IFRS measure.
2.    The headcount is the average for the period.
3. n.m. = not meaningful as a percentage.

Financial Review continued
Segmental performance continued
Hedging and Investment Solutions
Our Hedging and Investment Solutions business provides high-quality bespoke hedging and investment solutions to our clients through our proprietary product creation platform.
Tailored Hedging Solutions enable corporates to hedge their exposure to movements in energy and commodity prices, as well as currencies and interest rates, across a variety of different time horizons.
Our Financial Products offering allows investors to gain exposure to a particular market or asset class, for example equity indices, in a cost-effective manner through a structured product. We cover all asset classes with a global reach including digital assets and leverage our access to these markets.
Performance for Q2 2026
Revenue increased by $30.3m to $71.0m (Q2 2025: $40.7m), reflecting strong growth across both Financial Products and Hedging Solutions in a supportive market environment.
Hedging Solutions revenue increased by $14.3m to $33.9m (Q2 2025: $19.6m), driven by continued client onboarding, regional expansion and increased demand for hedging products across commodities and FX.
Financial Products revenue increased by $16.0m to $37.1m (Q2 2025: $21.1m), reflecting continued strength in structured product activity across a broad range of asset classes. Structured note balances increased by 29% to $4.9bn (Q2 2025: $3.8bn) reflecting increased activity. Growth was supported by new client wins, an expanding distribution network and higher issuance activity enabled by prior investment in the technology platform.

Adjusted Profit Before Tax¹ increased by $18.6m to $24.9m (Q2 2025: $6.3m). Adjusted Profit Before Tax Margin¹ increased to 35.1% (Q2 2025: 15.5%). The improvement reflected strong revenue growth, increased scale and the benefits of prior platform investment, while the prior-year period was affected by disruption to client activity following the April 2025 tariff announcements.
Front office costs increased by $10.3m to $35.6m (Q2 2025: $25.3m), principally reflecting higher performance-related pay and continued investment in growth areas. Average front office headcount increased to 230 (Q2 2025: 204), reflecting targeted additions across regions and capabilities.
Performance for H1 2026
Hedging and Investment Solutions revenue increased by $78.3m to $164.0m (H1 2025: $85.7m), reflecting strong and diversified growth across both Financial Products and Hedging Solutions. Performance was supported by continued client onboarding, supportive market conditions, regional expansion, increased structured product issuance and greater demand for hedging products across commodities and FX.

Hedging Solutions revenue more than doubled, increasing by $35.5m to $69.4m (H1 2025: $33.9m). Growth was broad-based across regions and products, supported by higher client demand across commodities and FX and continued new client onboarding.
Financial Products revenue increased by $42.8m to $94.6m (H1 2025: $51.8m), reflecting continued strength in structured product issuance and client activity across a broad range of asset classes.
Adjusted Profit Before Tax¹ increased by $40.3m to $57.6m (H1 2025: $17.3m). Adjusted Profit Before Tax Margin¹ increased to 35.1% (H1 2025: 20.2%), reflecting the strong revenue growth, increased scale and benefits of prior platform investment. Front office costs increased by $34.2m to $85.2m (H1 2025: $51.0m), principally reflecting higher performance-related pay and continued investment in the business. Average front office headcount increased to 223 (H1 2025: 200), reflecting targeted additions across regions and capabilities.

Financial Review continued
Segmental performance continued
Hedging and Investment Solutions continued

	Q2 2026	Q2 2025		H1 2026	H1 2025
	$m	$m	Change	$m	$m	Change
Hedging Solutions	33.9	19.6	73%	69.4	33.9	105%
Financial Products	37.1	21.1	76%	94.6	51.8	83%
Revenue	71.0	40.7	74%	164.0	85.7	91%
Front office costs	(35.6)	(25.3)	41%	(85.2)	(51.0)	67%
Control and support costs	(10.3)	(9.0)	14%	(20.9)	(17.1)	22%
Recovery/(Provision) of credit losses	–	–	n.m.[4]	–	–	n.m.[4]
Depreciation and amortization	(0.2)	(0.1)	100%	(0.3)	(0.3)	–%
Other income	–	–	n.m.[4]	–	–	n.m.[4]
Adjusted Profit Before Tax ($m)[1]	24.9	6.3	295%	57.6	17.3	233%
Adjusted Profit Before Tax Margin[1]	35.1%	15.5%	1,960 bps	35.1%	20.2%	1,490 bps
Front office headcount (No.)[2]	230	204	13%	223	200	12%
Structured notes balance ($bn)[3]	4.9	3.8	29%	4.9	3.8	29%

1.These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such non-IFRS measure to its most directly comparable IFRS measure.
2.    The headcount is the average for the period.
3.    The Structured notes balance presented is for the period ending June 30, 2026. The balance consisted of 10,075 notes with an average maturity of 15 months and a total market value of $4.9bn. The period ending June 30, 2025 balance consisted of 5,877 notes with an average maturity of 15 months and a total market value of $3.8bn.
4. n.m. = not meaningful as a percentage.

Financial Review continued
Segmental performance continued
Corporate
Corporate manages the control and support functions of the Group and provides operational support to the business functions. In addition, Corporate manages the Group’s funding requirements. Interest expense is incurred through the issuance of senior debt and structured notes which are recharged to other segments through inter-segmental funding allocations to reflect their consumption of these resources. Revenue generated in Corporate decreased in H1 2026 as the Group maintained surplus levels of liquidity during the year.
Control and support costs increased in H1 2026 reflecting an increase in discretionary pay linked to the performance of the Group, the recently completed acquisitions and continued investment across our finance, risk, technology and compliance functions as we invest in our people and systems to support the Group's future growth.

	Q2 2026	Q2 2025		H1 2026	H1 2025
	$m	$m	Change	$m	$m	Change
Revenue	(5.7)	2.4	(338)%	(5.5)	13.1	(142)%
Control and support costs	(86.1)	(56.0)	54%	(167.0)	(106.2)	57%
Recovery/(Provision) of credit losses[3]	(0.1)	0.1	(200)%	0.1	0.1	–%
Depreciation and amortization	(7.9)	(6.5)	22%	(15.5)	(12.5)	24%
Other income	0.1	2.4	(96)%	3.2	3.1	3%
Adjusted Loss Before Tax ($m)[1]	(99.7)	(57.6)	73%	(184.7)	(102.4)	80%
Control and support headcount (No.)[2]	1,666	1,259	32%	1,680	1,221	38%
1.    These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such non-IFRS measure to its most directly comparable IFRS measure.
2.    The headcount is the average for the period.
3. The recovery/(provision) for credit losses within Corporate reflects the quarterly update to the Group’s IFRS 9 expected credit loss provision.

Financial Review continued
Summary Financial Position
Our balance sheet continues to consist of high-quality liquid assets which underpin client activity on our platform.
Total Assets have increased from $32.7bn at December 31, 2025 to $42.1bn at June 30, 2026.
Debt securities increased by $1.1bn to $6.9bn, primarily reflecting the Group's $500m Senior Note issuance in April 2026 and increased issuances from the Group's Structured Notes Program further strengthening the Group's liquidity position.
The remaining balance sheet growth was primarily driven by increased securities, up $6.3bn, from $9.8bn at December 31, 2025 to $16.1bn at June 30, 2026. The growth was primarily driven by increased Prime Balances and associated financing.
The Group's equity base increased by 48% to $1.9bn as at June 30, 2026, up from $1.3bn as at December 31, 2025. The increase was mainly driven by the Group's $500m hybrid perpetual note issuance in June 2026, partly offset by the Group's partial redemption of its AT1 instrument of $94.7m. Retained earnings also increased from strong profitability in the period with Profit After Tax of $267.7m, partly offset by ordinary dividend payments of $22.3m.

	June 30, 2026	December 31, 2025
	$m	$m	Change
		Restated
Cash & Liquid Assets[1]	9,097.3	7,035.6	29%
Trade Receivables	9,908.7	9,035.8	10%
Reverse Repo Agreements	2,964.4	3,117.1	(5)%
Securities[2]	16,147.4	9,801.1	65%
Derivative Instruments	2,895.7	2,340.3	24%
Other Assets[3]	758.3	681.3	11%
Goodwill and Intangibles	354.3	335.4	6%
Assets Held for Sale	–	357.4	(100)%
Total Assets	42,126.1	32,704.0	29%
Trade Payables	12,865.2	10,985.3	17%
Repurchase Agreements	4,062.9	4,148.9	(2)%
Securities[4]	12,010.2	7,712.4	56%
Debt Securities	6,853.9	5,721.6	20%
Derivative Instruments	3,889.0	2,253.8	73%
Other Liabilities[5]	576.1	323.6	78%
Liabilities Held for Sale	–	294.8	(100)%
Total Liabilities	40,257.3	31,440.4	28%
Total Equity	1,868.8	1,263.6	48%
1. Cash & Liquid Assets are cash and cash equivalents, treasury instruments (pledged as collateral and unpledged), treasury instruments (pledged) and assets held under agreements to sell (repledged) and fixed income securities (pledged as collateral and unpledged).
2. Securities assets are equity instruments and stock borrowing.
3. Other Assets are inventory, corporate income tax receivable, deferred tax, investments, right-of-use assets, and property plant and equipment.
4. Securities liabilities are stock lending and short securities.
5. Other Liabilities are deferred tax liability, lease liability, short term borrowings, provisions and corporation tax.

Financial Review continued
Marex Group redomiciliation to Bermuda
On July 1, 2026, following the period end, the Group completed its previously announced reorganization, under which Marex Group Limited, incorporated in Bermuda, became the ultimate parent company of the Group. The Group is now organized through four regional pillars—UK, EMEA, US and Rest of World—each designed to be self-sufficient in capital and liquidity, with access to additional resources from Marex Group Limited where required.
Following the redomiciliation to Bermuda, the Group is no longer subject to the consolidated capital and liquidity requirements of the UK Financial Conduct Authority (“FCA”). Capital and liquidity management remains a Group-wide discipline overseen by the Board. The Group maintains a disciplined and prudent approach, managing capital and liquidity in line with an internal risk appetite that is consistent with the previously applicable regulatory methodology and framework. The Group also remains committed to maintaining an investment grade credit rating.
Liquidity

	June 30, 2026	December 31, 2025
	$m	$m
Total available liquid resources	4,324.5	2,747.1
Liquidity headroom	1,814.1	1,045.8
As at June 30, 2026, the Group held $4.3bn of total available liquid resources, including the undrawn portion of the committed revolving credit facility ("RCF") (December 31, 2025: $2.7bn).
The Group's Liquid Assets comprise cash and high-quality liquid assets that can be readily converted to meet immediate and short-term obligations. These include non-segregated cash, short-term money market funds, unencumbered securities guaranteed by the U.S. Government, excess funds held at exchanges or brokers, and other liquid unencumbered securities, subject to applicable haircuts.
Total available liquid resources additionally include the undrawn portion of the Group’s committed RCF, which provides an additional source of contingent funding beyond the liquid assets used to calculate liquidity headroom. On June 30, 2026, the Group replaced its $150.0 million RCF with a new $490.0 million facility, which remained fully undrawn as at June 30, 2026 (December 31, 2025: $150.0m, undrawn). Facilities held by operating subsidiaries, which are only available to the relevant subsidiary, are excluded as they are not available to the Group as a whole.
Liquidity headroom represents the excess of Liquid Assets over the Group's Liquidity Requirement. The Liquidity Requirement is determined in accordance with the Group's Liquidity Risk Framework and reflects the peak liquidity impact arising from severe but plausible stress scenarios over a 30-day horizon. The requirement incorporates a combination of systemic and idiosyncratic stress factors, net of eligible stress mitigants.
Capital Management

	June 30, 2026	December 31, 2025
	$m	$m
Share capital and retained earnings	1,430.3	1,209.3
Hybrid perpetual instruments and AT1	500.5	97.6
Other equity components¹	(62.0)	(43.3)
Total equity	1,868.8	1,263.6
Capital deductions and other adjustments²	(367.4)	(336.5)
Group capital resources	1,501.4	927.1
Group capital requirement³	523.3	402.6
Capital surplus	978.1	524.5
Group capital ratio⁴	287%	230%
1. Other equity components comprise own shares, other reserves, and non-controlling interests.
2. Group capital resources are derived from total equity after deductions and other adjustments principally in respect of goodwill, intangible assets, deferred tax assets and valuation adjustments. Hybrid perpetual instruments are included at their principal amount of $500.0m.
3. The Group capital requirement is an internal management measure calculated using internal methodologies broadly consistent with methodologies previously applied by the Group.
4. The Group capital ratio represents Group capital resources as a percentage of the Group capital requirement.

The Group applies a disciplined capital allocation framework, with maintaining sufficient capital to support its investment grade credit ratings as a key priority. Within that framework, the Group also seeks to support organic growth, return capital to shareholders through dividends and deploy excess capital into selective acquisitions. This is consistent with the capital allocation priorities communicated at the Group’s 2026 Investor Day.
To support the Board’s oversight and capital allocation decisions, the Group monitors internal capital measures comprising Group capital resources, a Group capital requirement and a Group capital ratio. These are management measures, applied under the Group's internal risk appetite framework described above, and do not represent regulatory capital requirements at the total Group level.

Financial Review continued
Capital Management continued
Group capital resources increased to $1,501.4m, principally reflecting profits generated during the period and the issuance of the hybrid perpetual instruments, partly offset by the redemption of the Group’s Additional Tier 1 instruments, dividends paid, movements in other reserves and capital deductions. The hybrid perpetual instruments are classified as equity in the Group’s consolidated financial statements and were designed to receive equity credit under the published methodologies of the Group’s rating agencies.
Dividend
The Board of Directors approved the payment of a dividend of $0.16 per share to be paid on September 9, 2026 to the shareholders on record at the close of business on August 24, 2026.
Forward Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding expected financial results, growth strategy and long-term prospects, capital and liquidity management, acquisitions (including expected timing, synergies and integration benefits) and dividend payments. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.
These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation: subdued commodity market activity or pricing levels; the effects of geopolitical events, terrorism and wars, such as the effect of Russia’s military action in Ukraine or the ongoing conflicts in the Middle East, on market volatility, global macroeconomic conditions and commodity prices; changes to the U.S. regulatory regime, including with respect to tariffs; changes in interest rate levels or tariffs; the risk of our clients and their related financial institutions defaulting on their obligations to us; regulatory, reputational and financial risks as a result of our international operations; software or systems failure, loss or disruption of data or data security failures; risks associated with the use of artificial intelligence; an inability to adequately hedge our positions and limitations on our ability to modify contracts and the contractual protections that may be available to us in OTC derivatives transactions; market volatility, reputational risk and regulatory uncertainty related to commodity markets, equities, fixed income, foreign exchange and cryptocurrency; the impact of climate change and the transition to a lower carbon economy on supply chains and the size of the market for certain of our energy products; the impact of changes in judgments, estimates and assumptions made by management in the application of our accounting policies on our reported financial condition and results of operations; lack of sufficient financial liquidity; our ability to identify, negotiate, complete, finance or successfully integrate future acquisitions; if we fail to comply with applicable law and regulation, we may be subject to enforcement or other action, forced to cease providing certain services or obliged to change the scope or nature of our operations; significant costs, including adverse impacts on our business, financial condition and results of operations, and expenses associated with compliance with relevant regulations; and if we fail to remediate the material weaknesses we identified in our internal control over financial reporting or prevent material weaknesses in the future, the accuracy and timing of our financial statements may be impacted, which could result in material misstatements in our financial statements or failure to meet our reporting obligations and subject us to potential delisting, regulatory investigations or civil or criminal sanctions; short seller activity and securities litigation, and other risks discussed under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2025 filed with the Securities and Exchange Commission (the “SEC”) as updated by our other reports filed with the SEC.
The forward-looking statements made in this press release relate only to events or information as of the date on which the statements are made in this press release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

Appendix 1
Non-IFRS Financial Measures and Key Performance Indicators
This press release contains non-IFRS financial measures, including Adjusted Profit Before Tax, Adjusted Profit Before Tax Margin, Adjusted Basic Earnings per Share, Adjusted Diluted Earnings per Share, Adjusted Profit After Tax Attributable to Common Equity and Adjusted Return on Equity. These non-IFRS financial measures are presented for supplemental informational purposes only and should not be considered a substitute for profit after tax, profit margin, return on equity or any other financial information presented in accordance with IFRS and may be different from similarly titled non-IFRS financial measures used by other companies.
Adjusted Profit Before Tax
We define Adjusted Profit Before Tax as profit after tax from continuing operations adjusted for (i) tax, (ii) goodwill impairment charges, (iii) merger and acquisition costs (iv) bargain purchase gains, (v) owner fees, (vi) amortization of acquired brands and customer lists, (vii) activities in relation to shareholders, (viii) employer tax on the vesting of Growth Shares, (ix) IPO preparation costs, (x) fair value of the cash settlement option on the Growth Shares, (xi) public offering of ordinary shares and (xii) redomiciliation costs. Items (i) to (xii) are referred to as “Adjusting Items.” Adjusting Items are excluded because they are not reflective of our ongoing underlying trading performance. They typically relate to acquisition accounting, shareholder-related activities and other non-recurring items, which can vary significantly between periods and are not considered part of the Group’s core operations.
The Group has expanded its definition of acquisition costs, relabeling this item as Merger & Acquisition (M&A) activity to better reflect the broader range of transactions now captured. The Group undertakes acquisition activity as part of its business strategy, and M&A-related costs may therefore recur from period to period. Management generally excludes costs arising from transactions outside the Group's normal course of M&A activity in support of its core business, such as the acquisition and disposal of Winterflood Custody Business, which was non-operating in nature and unrelated to the Group's ongoing trading activities. Costs from routine, bolt-on acquisitions are typically not excluded, as these are considered part of the underlying cost base of the business. Each item is assessed by management on its individual facts and circumstances.
Adjusted Profit Before Tax is an important measure used by our management to evaluate and understand our underlying operations and business trends, forecast future results and determine future capital investment allocations. Adjusted Profit Before Tax is the measure used by our executive board to assess the financial performance of our business in relation to our trading performance. The most directly comparable IFRS Accounting Standards measure is profit after tax from continuing operations.
We believe Adjusted Profit Before Tax is a useful measure as it allows management to monitor our ongoing core operations and provides useful information to investors and analysts regarding the net results of the business. The core operations represent the primary trading operations of the business.
Adjusted Profit Before Tax Margin
We define Adjusted Profit Before Tax Margin as Adjusted Profit Before Tax (as defined above) divided by revenue. We believe that Adjusted Profit Before Tax Margin is a useful measure as it allows management to assess the profitability of our business in relation to revenue.
IFRS accounting standards do not define profit margin. Therefore the most directly comparable IFRS measure for profit margin is Profit After Tax divided by revenue.
Adjusted Profit After Tax Attributable to Common Equity
We define Adjusted Profit After Tax Attributable to Common Equity as profit after tax adjusted for the items outlined in the Adjusted Profit Before Tax paragraph above. Additionally, Adjusted Profit After Tax Attributable to Common Equity is also adjusted for (i) tax and the tax effect of the Adjusting Items to calculate Adjusted Profit Before Tax and (ii) profit attributable to AT1 and hybrid perpetual note holders, which is the coupons on the AT1 and hybrid perpetual issuances and accounted for as dividends, adjusted for the tax benefit of the coupons, and (iii) profit attributable to non-controlling interest.
We define Common Equity as being the equity belonging to the holders of the Group’s share capital. We believe Adjusted Profit After Tax Attributable to Common Equity is a useful measure as it allows management to assess the profitability of the equity belonging to the holders of the Group’s share capital.
The most directly comparable IFRS Accounting Standards measure is profit after tax.
Adjusted Return on Equity
We define the Adjusted Return on Equity as the Adjusted Profit After Tax Attributable to Common Equity (as defined above) divided by the average Common Equity for the period.
Common Equity is defined as being the equity belonging to the holders of the Group’s share capital, excluding additional Tier 1 capital, hybrid perpetual instruments and non-controlling interest. Average Common Equity for a three-month period is calculated using the opening and closing quarter-end balances. For a six-month period, it is calculated using the balances at December 31 of the prior year, March 31 and June 30 of the current year. We believe Adjusted Return on Equity is a useful measure as it allows management to assess the return on the equity belonging to the holders of the Group’s share capital.
The most directly comparable IFRS Accounting Standards measure for Adjusted Return on Equity is Return on Equity, which is calculated as profit after tax for the period divided by average equity. Average equity is calculated using the opening and closing quarter-end balances. For a six-month period, it is calculated using the balances at December 31 of the prior year, March 31 and June 30 of the current year.

Appendix 1 continued
Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share
Adjusted Basic Earnings per Share is defined as the Adjusted Profit After Tax Attributable to Common Equity for the period divided by the weighted average number of ordinary shares for the period. We believe Adjusted Basic Earnings per Share is a useful measure as it allows management to assess the profitability of our business per share. The most directly comparable IFRS Accounting Standards metric is Basic Earnings per Share. This metric has been designed to highlight the Adjusted Profit After Tax Attributable to Common Equity over the available share capital of the Group.
Adjusted Diluted Earnings per Share is defined as the Adjusted Profit After Tax Attributable to Common Equity for the period divided by the diluted weighted average shares for the period. We believe Adjusted Diluted Earnings per Share is a useful measure as it allows management to assess the profitability of our business per share on a diluted basis. Dilution is calculated in the same way as it has been for Diluted Earnings per Share. The most directly comparable IFRS Accounting Standards metric is Diluted Earnings per Share.
We believe that these non-IFRS financial measures provide useful information to both management and investors by excluding certain items that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS financial measures to evaluate our business strategies and to facilitate operating performance comparisons from period to period. We believe that these non-IFRS financial measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance. In addition these non-IFRS financial measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present related performance measures when reporting their results.
These non-IFRS financial measures are used by different companies for differing purposes and are often calculated in different ways that reflect the circumstances of those companies. In addition, certain judgments and estimates are inherent in our process to calculate such non-IFRS financial measures. You should exercise caution in comparing these non-IFRS financial measures as reported by other companies.
These non-IFRS financial measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under IFRS Accounting Standards. Some of these limitations are:
•they do not reflect costs incurred in relation to the acquisitions that we have undertaken;
•they do not reflect impairment of goodwill;
•other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures; and
•the adjustments made in calculating these non-IFRS measures are those that management considers to be not representative of our core operations and, therefore, are subjective in nature.
Accordingly, prospective investors should not place undue reliance on these non-IFRS financial measures.
Key Performance Indicators
We also use key performance indicators (“KPIs”) such as Average Balances and Contracts Cleared to assess the performance of our business and believe that these KPIs provide useful information to both management and investors by showing the growth of our business across the periods presented.
Our management uses these KPIs to evaluate our business strategies and to facilitate operating performance comparisons from period to period. We define certain terms used in this release as follows:
“FTE” means the number of our full-time equivalents as of the end of a given period, which includes permanent employees and contractors.
“Average FTE” means the average number of our full-time equivalents over the period, including permanent employees and contractors.
“Average Balances” means the average of the daily holdings in exchanges, banks and other investments over the period. Previously, average balances were calculated as the average month-end amount of segregated and non-segregated client balances that generated interest income over a given period.
“Total Capital Ratio” means our total capital resources in a given period divided by the capital requirement for such period under the IFPR.
“Contracts Cleared” means the total number of contracts cleared in a given period.
“Volumes” means the volume of exchange-traded derivatives transacted in a given period.
Clearing Market Volumes are calculated as futures and options traded and/or cleared on Marex key exchanges (CBOT, CME, Eurex, Euronext, ICE, LME, NYMEX, COMEX, SGX).

Appendix 1 continued
Reconciliation of Non-IFRS Financial Measures and Key Performance Indicators:

	Q2 2026	Q2 2025	H1 2026	H1 2025
	$m	$m	$m	$m
Profit After Tax	155.3	76.7	267.7	149.2
Gain on sale of discontinued operations	(35.4)	–	(35.5)	–
Profit after tax from continuing operations	119.9	76.7	232.2	149.2
Taxation charge	38.3	26.9	75.8	52.4
Profit Before Tax from Continuing Operations	158.2	103.6	308.0	201.6
Bargain purchase gains[1]	–	(0.2)	–	(3.6)
Amortization of acquired brands and customer lists[2]	2.4	1.7	5.3	3.0
Owner fees[3]	–	–	–	0.4
Public offering of ordinary shares[4]	–	1.3	–	1.3
Merger and acquisition costs[5]	1.5	–	1.5	–
Redomiciliation costs[6]	3.8	–	3.8	–
Adjusted Profit Before Tax	165.9	106.4	318.6	202.7
Tax and the tax effect on Adjusting Items[7]	(37.2)	(26.1)	(73.8)	(50.8)
Profit attributable to AT1 and hybrid perpetual note holders[8]	(4.9)	(3.3)	(8.2)	(6.6)
Profit attributable to non-controlling interest[9]	0.2	–	0.3	–
Adjusted Profit after Tax Attributable to Common Equity	124.0	77.0	236.9	145.3

Profit After Tax Margin from Continuing Operations (%)	17.2%	15.3%	16.7%	15.4%
Adjusted Profit Before Tax Margin[10]	23.8%	21.3%	23.0%	21.0%

Basic Earnings per Share ($)	2.09	1.03	3.61	2.01
Diluted Earnings per Share ($)[11]	1.99	0.98	3.43	1.91

Adjusted Basic Earnings per Share ($)	1.72	1.08	3.29	2.05
Adjusted Diluted Earnings per Share ($)[11]	1.64	1.02	3.13	1.95

Weighted average number of shares	72,113,045	71,450,299	71,949,055	70,998,545
Period end number of shares	72,348,205	71,699,922	72,348,205	71,699,922

Average Common Equity[12]	1,310.9	981.1	1,262.9	946.4
Adjusted Return on Equity (%)	37.8%	31.4%	37.5%	30.7%
1. A bargain purchase gain was recognized as a result of the Group's acquisition of Darton Group Limited (“Darton”).
2. This represents the amortization charge for the period of acquired brands and customer lists.
3. Owner fees relate to management services to parties associated with the former ultimate controlling party based on a percentage of the Group’s profitability. Owner fees are excluded from operating expenses as they do not form part of the operation of the business and ceased to be incurred after the completion of our offering.
4. Costs relating to the public offerings of ordinary shares by certain selling shareholders.
5. Merger and acquisition costs: These primarily consist of professional advisory and legal fees in relation to M&A activity.
6. Redomiciliation costs: Costs incurred in relation to the migration of the Group's TopCo to Bermuda.
7. Tax and the tax effect on Adjusting Items represents the tax effect on the Group's non-operating adjusting items and the tax benefit of the coupons.
8. Profit attributable to Additional Tier 1 (AT1) and hybrid perpetual note holders includes coupons, which are accounted for as dividends. $500m of hybrid capital was issued in June 2026.
9. Profit attributable to non-controlling interest relates to the Group's acquisition of Hamilton Court.
10. Adjusted Profit Before Tax Margin is calculated by dividing Adjusted Profit Before Tax (as defined above) by revenue for the period.
11. The weighted average numbers of diluted shares used in the calculation of earnings per share are as follows: three months ended June 30, 2026 75,803,797; three months ended June 30, 2025 75,101,773; six months ended June 30, 2026 75,639,807; six months ended June 30, 2025 74,650,019.
12. Common Equity for each three-month period is calculated as the average balance of total equity minus additional Tier 1 capital, hybrid perpetual instruments and non-controlling interest as at March 31 and June 30 of the current year. Common Equity for each year is calculated as the average balance of total equity minus additional Tier 1 capital, hybrid perpetual instruments and non-controlling interest as at December 31 of the prior year and March 31 and June 30 of the current year.

Appendix 2 – Supplementary Segmental Financial Information
Revenue
The following tables present the Group's segmental revenue for the periods indicated:

	Clearing	Agency and Execution	Market Making	Hedging and Investment Solutions	Corporate	Total
Q2 2026	$m	$m	$m	$m	$m	$m
Net commission income/(expense)	72.4	171.6	8.1	–	–	252.1
Net trading income	11.4	183.1	102.9	97.4	–	394.8
Net interest income/(expense)	77.5	(4.0)	(11.7)	(26.4)	(5.7)	29.7
Net physical commodities income	–	0.3	18.9	–	–	19.2
Revenue	161.3	351.0	118.2	71.0	(5.7)	695.8

	Clearing	Agency and Execution	Market Making	Hedging and Investment Solutions	Corporate	Total
Q2 2025	$m	$m	$m	$m	$m	$m
Net commission income/(expense)	71.5	187.2	(1.6)	–	–	257.1
Net trading income	8.2	76.2	59.2	59.7	–	203.3
Net interest income/(expense)	59.1	(3.2)	(4.7)	(19.0)	2.4	34.6
Net physical commodities income	–	0.6	4.5	–	–	5.1
Revenue	138.8	260.8	57.4	40.7	2.4	500.1

	Clearing	Agency and Execution	Market Making	Hedging and Investment Solutions	Corporate	Total
H1 2026	$m	$m	$m	$m	$m	$m
Net commission income/(expense)	160.5	379.2	8.1	–	–	547.8
Net trading income	(7.0)	293.1	229.4	211.6	–	727.1
Net interest income/(expense)	145.0	(1.6)	(19.7)	(47.6)	(5.5)	70.6
Net physical commodities income	–	2.6	40.0	–	–	42.6
Revenue	298.5	673.3	257.8	164.0	(5.5)	1,388.1

	Clearing	Agency and Execution	Market Making	Hedging and Investment Solutions	Corporate	Total
H1 2025	$m	$m	$m	$m	$m	$m
Net commission income/(expense)	139.3	370.1	(1.6)	–	–	507.8
Net trading income	11.2	126.1	114.1	111.0	–	362.4
Net interest income/(expense)	107.5	2.4	(9.7)	(25.3)	13.1	88.0
Net physical commodities income	–	1.7	7.5	–	–	9.2
Revenue	258.0	500.3	110.3	85.7	13.1	967.4

Appendix 3 – Supplementary IFRS Financial Information
Consolidated Income Statement

	6 months ended	6 months ended
	June 30, 2026	June 30, 2025
	$m	$m
Commission and fee income	1,192.0	953.7
Commission and fee expense	(644.2)	(445.9)
Net commission income	547.8	507.8
Net trading income	727.1	362.4
Interest income	548.2	418.7
Interest expense	(477.6)	(330.7)
Net interest income	70.6	88.0
Net physical commodities income	42.6	9.2
Revenue	1,388.1	967.4
Expenses
Compensation and benefits	(824.9)	(597.6)
Depreciation and amortization	(23.1)	(16.5)
Other expenses	(229.5)	(157.5)
Total expenses	(1,077.5)	(771.6)

Provision for credit losses	(8.8)	(1.1)
Bargain purchase gain on acquisitions	–	3.6
Other income	6.2	3.3
Profit before tax from continuing operations	308.0	201.6
Tax	(75.8)	(52.4)
Profit after tax from continuing operations	232.2	149.2
Gain on sale of discontinued operations	35.5	–
Profit after tax	267.7	149.2

Appendix 3 – Supplementary IFRS Financial Information continued
Consolidated Statement of Financial Position

	June 30, 2026	December 31, 2025
	$m	$m
		Restated[1]
Assets
Non-current assets
Goodwill	261.8	237.4
Intangible assets	92.5	98.0
Property, plant and equipment	36.6	34.0
Right of use asset	79.1	76.9
Investments	31.7	28.5
Trade and other receivables	63.9	50.2
Derivative instruments	6.5	19.6
Deferred tax	48.5	30.6
Treasury instruments (unpledged)	71.8	83.1
Treasury instruments (pledged as collateral)	829.0	319.9
Total non-current assets	1,521.4	978.2
Current assets
Corporate income tax receivable	27.6	27.6
Trade and other receivables	9,844.8	8,985.6
Inventory	534.8	483.7
Equity instruments (unpledged)	1,368.3	582.8
Equity instruments (pledged as collateral)	11,638.6	6,360.1
Derivative instruments	2,889.2	2,320.7
Stock borrowing	3,140.5	2,858.2
Treasury instruments (unpledged)	11.9	138.5
Treasury instruments (pledged) and assets held under agreements to sell (repledged)	4,238.6	3,496.8
Fixed income securities (unpledged)	16.6	33.7
Fixed income securities (pledged as collateral)	78.4	82.4
Reverse repurchase agreements	2,964.4	3,117.1
Cash and cash equivalents	3,851.0	2,881.2
Assets classified as held for sale	–	357.4
Total current assets	40,604.7	31,725.8
Total assets	42,126.1	32,704.0
1.During the period, the Group made a voluntary change in accounting policy for regular way matched principal transactions from trade to settlement date accounting. Please refer to the interim financial statements for further details and impact of the change on the Statement of Financial Position.

Appendix 3 – Supplementary IFRS Financial Information continued
Consolidated Statement of Financial Position continued

	June 30, 2026	December 31, 2025
	$m	$m
		Restated[1]
Liabilities
Current liabilities
Repurchase agreements	4,062.9	4,148.9
Trade and other payables	12,865.2	10,985.3
Stock lending	10,119.0	5,496.7
Short securities	1,891.2	2,215.7
Short term borrowings	432.0	200.0
Lease liability	12.9	9.9
Derivative instruments	3,829.4	2,234.4
Corporate tax	23.0	8.5
Debt securities	4,092.5	3,394.3
Provisions	6.6	3.8
Liabilities related to assets classified as held for sale	–	294.8
Total current liabilities	37,334.7	28,992.3
Non-current liabilities
Lease liability	88.7	87.4
Derivative instruments	59.6	19.4
Debt securities	2,761.4	2,327.3
Deferred tax liability	12.9	14.0
Total non-current liabilities	2,922.6	2,448.1
Total liabilities	40,257.3	31,440.4
Total net assets	1,868.8	1,263.6
Equity
Share capital	0.1	0.1
Share premium	227.2	227.2
Retained earnings	1,203.0	982.0
Own shares	(57.3)	(58.5)
Other reserves	(2.7)	15.4
Total equity attributable to the ordinary shareholders of the Group	1,370.3	1,166.2
Non-controlling interest	(2.0)	(0.2)
Additional Tier 1 capital (AT1)	5.2	97.6
Hybrid perpetual instruments	495.3	–
Total equity	1,868.8	1,263.6
1.During the period, the Group made a voluntary change in accounting policy for regular way matched principal transactions from trade to settlement date accounting. Please refer to the interim financial statements for further details and impact of the change on the Statement of Financial Position.